
October 23, 2013

Via E-Mail
Ronald J. Ricciardi
Chief Executive Officer and Chief Financial Officer
Saker Aviation Services, Inc.
20 South Street, Pier 6 East River
New York, New York 10004

      Re: **Saker Aviation Services, Inc.**
              Form 10-K for the Year Ended December 31, 2012
              Filed April 1, 2013
              Form 10-Q for the Quarter Ended June 30, 2013
              Filed August 12, 2013
              File No. 000-52593

Dear Mr. Ricciardi:

      We have reviewed your response letter dated October 11, 2013, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Audited Financial Statements

Statements of Stockholders' Equity, page 19

1. We note from your response to our prior comment 3 that the $368,048 increase in additional paid-in capital is the difference between the actual principal amount and the discounted amount of the Redemption Agreement note.   Please confirm that you will revise your disclosure in the notes to the financial statements to explain the nature of the $368,048 and how the amount was calculated or determined. Your revised disclosure should include the level of detail included in your response to our prior comment three.

2. We note from your response to our prior comment four that $712,756 relates to a capital contribution by the non-controlling interest and was recorded as a "management fee recorded through additional paid-in capital." As previously requested, please tell us the line item on the income statement in which this expense was recognized in 2011. Also, please tell us the amount of fees you paid in 2011 and 2012 and recognized as an expense related to operational services performed by your former non-controlling interest. As part of your response, please tell us the line item on the income statement where these operational expenses are recognized.

Note 10. Stockholders Equity, page 27

3. We note from your response to our prior comment seven that the warrants were issued to the director, along with the rights previously held by the non-controlling interest relating to a security deposit, as consideration for $444,000 received in connection with the Redemption Agreement. However, we do not believe that your response fully complies with our prior comment. As previously requested, please tell us how you accounted for these warrants in your financial statements. As part of your response, please tell us how you calculated or determined the value of the 350,000 warrants granted.

Form 10-Q for the Quarter Ended June 30, 2013

Statement of Operations, page 2

4. We note from your response to our prior comment 10 that you believe it is appropriate to record $111,145 of costs related to facility reconstruction efforts in the aftermath of Hurricane Sandy as non-operating expenses so that the performance of the Company can be reviewed on a directly comparable basis. However, based on the types of costs indicated in your response, we believe that this expense should be reflected as an operating expense in your statement of operations for the six months ended June 30, 2013. Please revise accordingly, or alternatively, provide us with the authoritative accounting literature that you relied upon in determining the appropriate income statement classification.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or Susan Block at (202) 551-3210 with any other questions. You may also contact me at (202) 551-3813.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief